Mail Stop 4561

      July 28, 2006

Joseph Haskins, Jr.
President and Chief Executive Officer
Harbor Bankshares Corporation
25 West Fayette Street
Baltimore, Maryland 21201


      Re:	Harbor Bankshares Corporation
		Form 10-KSB for the Fiscal Year Ended December 31,
2005
		File No. 000-20990

Dear Mr. Haskins:

	We have completed our review of your Form 10-KSB and have no further comments at this time.


   							Sincerely,


Sharon Blume
Reviewing Accountant